S.E. ASIA TRADING COMPANY, INC.

                              1545 E. Interstate 30
                              Rockwall, Texas 75087
                                 (972) 722-3300

November 9, 2004

Mr. Pradip Bhaumik
Ms. Ellie Quarles
Mr. H. Christopher Owings
U.S. Securities & Exchange Commission
450 Fifth Street NW
Washington, DC 20549

RE:      S.E. Asia Trading Company, Inc.
         Form SB-1
         File No. 333-118898

Dear Mr. Bhaumil, Ms. Quarles and Mr. Owings:

Following are responses to your comment letter dated October 6, 2004.

FACING PAGE
-----------
1. The address of our principal place of business is included on the cover (facing) page of the Registration Statement.

         The four paragraphs set forth in the facing page of Form SB-1 have been included.

         A sentence has been added to comply with Rule 415 to state that the securities are being offered on a delayed or continuous basis.

PROSPECTUS INSIDE COVER PAGE
----------------------------
2. The statement regarding "a full service mortgage company" was included in error. The statement has been changed to reflect our correct line of business. (Page 1)

3. A statement has been added that Mr. Miller will sell stock in this offering "after the effective date of this registration statement". (page 1)

4. We intend to file for a listing to trade. A statement to disclosing this has been added. (Page 1)

5.       The offering expense per share has been changed. (Page 1)

PROSPECTUS SUMMARY
------------------
6. We have disclosed that we have a going concern opinion from our auditors as well as disclosing the losses to date. (Page 2)

7. The discussion of the business has been expanded in the Prospectus summary section and the Business Section (Page 2 and page 11)

8.       The page number  which the Plan of  Operations  begins has been changed
         (Page 2)

9. The figures in the Summary Financial Data have been changed to agree with the numbers in the latest financial statements (Page 3)

RISK FACTORS
------------
10. We have stated that we have identified all material risks that were known or anticipated (Page 4)

11. The risk factor headings have been revised a precise nature of harm (risk factors - pages 4 - 5)

12. We have included a risk factor that our common stock will be treated as a penny stock (page 6)

13.      The risk factor that "We are a newly  formed  company......."  has been revised to include a statement about our qualified opinion from our auditors (page 4)

14. The time our business will continue if we cannot sell the minimum offering had been disclosed (risk factor "We may have to raise additional capital ......" (Page 4)

15. We have identified all countries from which we purchase merchandise in the risk factor "We are dependent on the low cost of foreign imports
         ........." (Page 5)

16.      Our main local  competitors have been identified in the risk factor "We may not be able to compete successfully ........." (Page 5)

17.      This statement has been removed

DILUTION
--------
18. The numbers throughout the document have been changed for updating to September 30, 2004 numbers and consistency (page 6 - 7)

19.      A  reconciliation  of the book value on  September  30,  2004  (updated
         figures)   to  the   projected   minimum   and   maximum  is   attached
         supplementally - see attached page.

PLAN OF DISTRIBUTION, PAGE 8
----------------------------
20. The language has been changed as you suggested. In addition, we have removed the sentence that our attorney may purchase shares in this offering which was included in the section "Relationship With Issuer of Experts Named in the Registration Statement" since it could be misleading since we have no agreements of any kind, even with our attorney.
         (Page 8)

21.      The Rule 3a4-1(a) of the  Securities  Exchange Act has been referred to
         (page 8)

22. We determined the easiest and most cost effective way for the company to handle the funds received in this offering is to collect the checks and have our attorney hold them in his safe until we reach the minimum subscription at which time we will deposit them in our bank account and retain the transfer agent who will then issue the shares. We came to this determination for the following reasons: (i) A bank charges us fees for the escrow account (ii) The minimum subscription is relatively small and we should be able to have it subscribed within a short period of time (60 - 90 days), (iii) if we do not deposit the checks until we raise the minimum subscription amount, there is no interest earned and therefore no need to pay interest on the funds to the investors, and (iv) there is no opportunity to commingle the funds. (Page 9)

23.      We have clarified when the transfer agent will be retained (page 9)

USE OF PROCEEDS
---------------
24. The costs of the offering have been reconciled and now agree to be $16,564 and $33,564 (page 9)

25.      The use of proceeds for the minimum now sum to $75,000 (page 9)

DESCRIPTION OF BUSINESS
-----------------------
26.      The dollar volume of inventory has been disclosed (page 11)

27.      The issue of insurance has been addressed (page 14)

BUSINESS STRATEGY
-----------------
28.      The statements referred to have been revised (page 11)

29.      We have discussed the four "keys to retailing" (page 11)

30.      Our new store plans have been disclosed (page 11 - 12)

31. We have elaborated on the terms "strengthen" and "utilizing existing and planned distribution infrastructure" (page 11 - 12)

METHOD OF DISTRIBUTION OF PRODUCTS AND SERVICES
-----------------------------------------------
32. We have deleted the description "bedroom community" and used other descriptions (page 12)

MERCHANDISING AND MARKETING
---------------------------
33.      This sentence has been deleted (page 13)

34.      The total amount we have spent on promotion  has been  disclosed  (page
         13)

COMPETITION
-----------
35.      We have deleted the comment "uniquely positioned in the marketplace"

36.      This  statement has been deleted since we have only one employee  (page
         14)

MANAGEMENT'S DISCUSSION AND PLAN OF OPERATIONS
----------------------------------------------
37.      This  section  has  been  expanded  to  discuss   material  trends  and
         uncertainties (page 15)

38. We have added a detailed discussion of our ability to generate cash flow for the next 12 months (page 15)

39. We have described how the minimum proceeds would finance our operations for a year (page 15)

40. We have identified the financing company and filed the agreement as an exhibit (page 15)

DESCRIPTION OF PROPERTY
-----------------------
41. We have revised this section to state that we signed a three year lease (page 16)

REMUNERATION OF DIRECTORS AND OFFICERS
--------------------------------------
42. We have disclosed the approximate fair market value of Mr. Miller's services (page 17)

43. Mr. Miller received 4.5 million shares for services, which was his remuneration. He also purchased 500,000 shares for a total of 5 million. Thus, in the other references throughout the document to 5 million shares, it is regarding his total holdings.

44. This section has been revised to state that Mr. Miller is the only person paid (page 17)

PRINCIPAL SHAREHOLDERS
----------------------
45.      Shareholders of 5% or more are included in this section (page 18)

SECURITIES BEING OFFERED
------------------------
46.      Information  as of the most recent  practicable  date is included (page
         19)

CAPITALIZATION
--------------
47. The numbers have been updated for the September 30, 2004 numbers and agree with the updated financial statements (page 21)

ITEM 4.  UNREGISTERED SECURITIES ISSUED OR SOLD WITHIN ONE YEAR
---------------------------------------------------------------
48.      The reference to July 1999 was in error, it has been changed to January
         2004.

49.      All persons to whom securities were issued have been disclosed.

SIGNATURE PAGE
--------------
50.      The exact language required by Form SB-1 has been included.

51.      The date Mr. Miller signed the registration statement has been added.

FINANCIAL STATEMENTS, PAGE F-1
------------------------------
52. The financial statements have been updated to September 30, 2004 and an updated consent filed as an exhibit

BALANCE SHEET, PAGE F-2
-----------------------
53. The line item "Line of Credit" has been revised to indicate that it is with a related party.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
---------------------------------------------------
54. The nature of the business is referred to in the note one titled "Summary of Significant Accounting Policies"

55. The types of expenses in the 'cost of sales' and 'general and administrative' categories have been identified

56.      The revenue recognition policy has been expanded

57.      The computation of net loss per share has been disclosed

58.      Our  policy  for  classifying   shipping  &  handling  costs  has  been
         disclosed.

NOTE 2. FINANCIAL CONDITION AND GOING CONCERN
---------------------------------------------
59.      This note has been expanded.

NOTE 4. LINE OF CREDIT

60. We have described how we accounted for the Line of Credit transaction which was not clear before. We sold 400,000 shares for $20,000 cash in conjunction with obtaining the line of credit. None of this $20,000 was expensed.

NOTE 5. COMMON STOCK
--------------------
61. The fair value of the services has been disclosed and the expense recorded in the financial statements

62.      The rights and privileges of the securities has been disclosed

EXHIBITS
--------
63.      The Exhibits have been renumbered


Please call me if you need any further clarification on any of these answers.


Sincerely,

/s/ Thomas G. Miller
--------------------
Thomas G. Miller
President



S.E. ASIA TRADING COMPANY, INC.
Dilution for IPO
                                       Sept 30       Increase       Increase
                                        2004          Minimum        Maximum         Minimum         Maximum
------------------------------------------------------------------------------------------------------------------

Cash                                      1,060.00     58,436.00      466,436.00       59,496.00       467,496.00
Inventory                                63,662.00                                     63,662.00        63,662.00
Marketable securities                         0.00                                          0.00             0.00
                                                                                            0.00             0.00
Equipment                                20,656.00                                     20,656.00        20,656.00
Accum depreciation                       (2,074.00)                                    (2,074.00)       (2,074.00)
Deposits                                  3,255.00                                      3,255.00         3,255.00
                                                                                            0.00             0.00
A/P                                           0.00                                          0.00             0.00
Accrued expenses                         (4,892.00)                                    (4,892.00)       (4,892.00)
LOC payable                             (90,612.00)                                   (90,612.00)      (90,612.00)
                                                                                            0.00             0.00
Note payable                                                                                0.00             0.00
                                                                                            0.00             0.00
Common stock                             (6,020.00)      (150.00)      (1,000.00)      (6,170.00)       (7,020.00)
Paid in capital                        (100,980.00)   (58,286.00)    (465,436.00)    (159,266.00)     (566,416.00)
R.E.                                    115,945.00                                    115,945.00       115,945.00

Total capital                             8,945.00                                    (49,491.00)     (457,491.00)

                                              0.00          0.00            0.00            0.00             0.00

# shares o/s                             6,020,000       150,000       1,000,000       6,170,000        7,020,000
Book value                                   8,945                                       (49,491)        (457,491)
Book value per share                        0.0025                                         (0.01)           (0.06)
